

November 26, 2013

Via E-mail
G. Les Austin
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

> **Re:** **Cypress Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2013**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-192328**

Dear Mr. Austin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

1.   We note your revised disclosure on page F-10 in response to prior comment 4 of our letter dated November 12, 2013 that reconciles the pro forma interest expense amounts and pro forma interest expense attributable to controlling interest for the year ended December 31, 2012 and for the nine months ended September 30, 2013. Based on this table and the disclosure in footnote (2) on page 68, we note the interest credit is calculated based on the amount of interest expense that TIR would have paid to incur $10 million in incremental borrowings under the mezzanine facilities to purchase the non-controlling interest holders' interest in TIR. The disclosure on page 68 states you will reduce distributions to the non-controlling interest holders in TIR by $0.7 million. It is

G. Les Austin
Cypress Energy Partners, L.P.
November 26, 2013
Page 2

unclear whether the $0.7 million is the interest credit amount. If true, please explain why the $0.7 million is different from the $988 thousand presented in your table on page F-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director